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115846-0109

December 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 Attn: Irene Paik and Ada Sarmento

Re:	ThermoGenesis Holdings, Inc. Registration Statement on Form S-3 Filed December 13, 2019 File No. 333-235509

Ladies and Gentlemen:

On behalf of ThermoGenesis Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated December 18, 2019, to Jeffery Cauble, Principal Financial and Accounting Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-235509) (the “Registration Statement”). The comments of the Staff are repeated below (in bold and italics), followed by the Company’s responses (in regular type).

Registration Statement on Form S-3

General

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

December 26, 2019

Company Response: The forum selection provision in the Company’s Amended and Restated Bylaws will not apply to actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act. Accordingly, when the Company files the final base prospectus pursuant to Rule 424 under the Securities Act, the Company will include the following disclosure in the section of the base prospectus entitled “Description of Capital Stock”:

“Exclusive Venue for Certain Actions

Our Bylaws provide that, unless we consent in writing to the selection of an alternative venue, the Court of Chancery of the State of Delaware will be the sole and exclusive venue for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. This choice of venue provision will not apply to actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act.

This choice of venue provision may limit a stockholder’s ability to bring certain claims in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this choice of venue provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.”

December 26, 2019

In addition, in the future, the Company will include a risk factor addressing this provision and these limitations in its annual reports. More specifically, in the Company’s annual report for the year ending December 31, 2019, the Company will include a risk factor in substantially the following form:

“Our Amended and Restated Bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive venue for certain litigation that may be initiated by our stockholders, which may limit a stockholder’s ability to obtain a favorable judicial forum for such disputes with us or our directors, officers or employees. Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative venue, the Court of Chancery of the State of Delaware will be the sole and exclusive venue for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. This choice of venue provision will not apply to actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act.

This choice of venue provision may limit a stockholder’s ability to bring certain claims in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this choice of venue provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.”

* * *

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at 813-225-4122.

Very truly yours,

/s/ Curt P. Creely

cc:    Jeffery Cauble, Chief Financial Officer